780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

February 2, 2016

VIA EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:

School Specialty Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed December 3, 2015
File No. 333-192475

Ladies and Gentlemen:

We are submitting this letter on behalf of School Specialty, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 29, 2015 relating to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on December 3, 2015 (the “Registration Statement”).  The Staff’s comment is presented in bold.

General

1.

Staff Comment:  We note that the first post-effective amendment to your registration statement on Form S-1 was declared effective on August 25, 2014 with audited financial statements through April 26, 2014.  If an offering continues for more than 9 months, Section 10(a)(3) of the Securities Act requires the issuer to update the information in the registration statement if it is more than 16 months old.  Please tell us whether any offers or sales were made using the prospectus during the period in which your audited financial statements were not current.  In this regard, we note that Zazove Associates’ share ownership decreased from 313,598 shares to 242,009 shares between the dates of the two post-effective amendments.  Further, please tell us if and how you communicated to the selling security holder that it cannot sell securities pursuant to the registration statement until current financial statements have been filed and the post-effective amendment has been declared effective.  Refer to Securities Act Section 10(a)(3) and Securities Act Rule 427.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Mara L. Ransom

February 2, 2016

Response:  The Company confirms that no offers or sales were made using the prospectus during the period in which its audited financial statements were not current.  A total of 49,525 shares were sold during the period from February 14, 2014 through July 11, 2014.  During the period from February 27, 2015 to March 27, 2015, an additional 22,064 shares were transferred to accounts over which the selling stockholder does not have discretionary authority.  The Company is filing Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 to reflect the de-registration of these shares and to update certain other disclosures.  In response to the remainder of the comment above, the Company communicates to the selling stockholders when the use of the prospectus has been suspended.  This communication was made in writing in 2014 and in connection with a board meeting in 2015 at which the director who is employed by the selling stockholder was present.

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Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Dennis F. Connolly

Dennis F. Connolly